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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2812	RFENYES@STBLAW.COM

February 4, 2010

VIA EDGAR

Re:	Graham Packaging Company Inc. Registration Statement on Form S-1 File No.: 333-163956

Ms. Pamela Long

Mr. Dietrich King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Long and Mr. King:

As discussed with Mr. King and Nudrat Salik of the staff of the Securities and Exchange Commission, Graham Packaging Company Inc. (the “Company”) is filing concurrently with this cover letter Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”). Amendment No. 5 primarily reflects changes related to the 1,465.4874-for-one split of the shares of the Company’s common stock, par value $0.01 per share, and a 3,781.4427-for-one split of the partnership units of Graham Packaging Holdings Company, both of which were effected on February 4, 2010. In addition, Amendment No. 5 includes a revised opinion from Deloitte & Touche LLP and the following exhibits: (i) the Restated Certificate of Incorporation of the Company, which was filed on February 4, 2010, (ii) the Amended and Restated By-Laws of the Company, which became effective on February 4, 2010, (iii) the Sixth Amended and

Securities and Exchange Commission

February 4, 2010

Restated Agreement of Limited Partnership of Graham Packaging Holdings Company, which was executed on February 4, 2010, (iv) our revised Exhibit 5.1 Opinion, dated as of February 4, 2010, and (v) the revised consent from Deloitte & Touche LLP, dated as of February 4, 2010.

Please call me at (212-455-2812) if you wish to discuss any of the changes reflected in Amendment No. 5.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes